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                                                                      EXHIBIT 13


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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STANLEY GROSSMAN,                          :
                                           :
                          Plaintiff,       :
                                           :     C.A. No. 14291
                 -against-                 :
                                           :
KEITH S. WELLIN, MICHAEL L. TINER,         :
JAMES F. ATKINS, GEORGE A. CIOTTI,         :
JEFFREY J. COLLINSON, JAMES E.             :
DONLAN, CALVIN A. THOMPSON,                :
WILLIAM D. WITTER, and MOORCO              :
INTERNATIONAL INC.,                       :
                                           :
                          Defendants.      :
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                                   COMPLAINT


                 Plaintiff, by his attorneys, for his Complaint, alleges upon information and belief, except as to the allegations contained in paragraph 1, which plaintiff alleges upon knowledge, as follows:

                                  THE PARTIES

                 1. Plaintiff Stanley Grossman owns and has owned, at all times material hereto, 1000 shares of the common stock of Moorco International Inc. ("Moorco" or the "Company").

                 2. Defendant Moorco is a Delaware corporation with its principal place of business located at 2800 Post Oak Blvd., Houston, Texas 77056. Moorco is a leading supplier of fluid
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measurement and pressure control products for the petroleum, industrial process, and electric power generation industries. Moorco's stock is listed and actively traded on the New York Stock Exchange.

                 3. Defendant Keith S. Wellin is the Chairman of Moorco's Board of Directors. As of August 12, 1994, Wellin owned or controlled approximately 5.1% of Moorco common stock.

                 4.  Defendant Michael L. Tiner ("Tiner") is President,
Chief Executive Officer, and a director of the Company. For the fiscal year ended May 31, 1994, Tiner received total compensation from Moorco in the amount of $380,560.

                 5. Defendant William D. Witter is a director of the Company. As of August 12, 1994, Witter owned or controlled approximately 7.4% of Moorco common stock.

                 6.  Defendants James F. Atkins, George A. Ciotti, Jeffrey
J. Collinson, James E. Donlan and Calvin A. Thompson are directors of Moorco.

                            CLASS ACTION ALLEGATIONS

                 7. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of Moorco (except defendants herein





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and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of the opportunity to maximize the value of their Moorco shares by the wrongful acts of defendants complained of herein.

                 8. This action is properly maintainable as a class action for the following reasons:

                 9. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than approximately 9 million share of Moorco common stock held by approximately 139 shareholders of record who are members of the Class. The holders of these shares are geographically dispersed throughout the United States. Moorco stock is listed and actively traded on the New York Stock Exchange.

                 10. There are questions of law and fact which are common to the members of the Class including, inter alia, the following:

                 a. whether defendants, in bad faith and for improper motives, have prevented members of the Class from receiving the maximum value achievable for their shares of Moorco common stock;


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                 b.   whether defendants have failed to consider, in good
         faith, the adequacy of unsolicited offers for the Company;

                 c. whether defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Moorco; and

                 d. whether defendants have breached their fiduciary and common law duties owed by them to plaintiff and the other members of the Class, including their duties of care and loyalty.

                 11. The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                 12. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                 13. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of





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the Class, which would establish incompatible standards of conduct for the party opposing the Class.

                 14. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby rendering final injunctive or corresponding declaratory relief appropriate with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

                 15. In recent years, Moorco has struggled with declining earnings and revenues. For example, the Company reported sales for its third-quarter ended February 28, 1995, of $45,093,000 compared to $50,032,000 in the third quarter of the prior year. Net income was reported at $1,636,000, and earnings per share were $0.15, down from the $2,948,000 and $0.25 per share earned in the prior year. In addition, the Company's sales for the nine-months ended February 28, 1995 were $134,795,000 compared to the $149,035,000 attained in the first nine months of the prior year; and net income was $4,698,000 and earnings per share were $0.40, down from the $8,740,000 and $0.73 per share earned in the same nine-month period during the prior year. As a result of Moorco's declining earnings and the resulting decline in the market price of its stock, Moorco has become a takeover candidate.


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                 16.  In response to marketplace rumors of a possible
unsolicited acquisition and to entrench themselves in their executive and directorial positions, Moorco's Board of Directors (the "Board") adopted a shareholder rights plan, or "Poison Pill," on or about November 9, 1994. The Poison Pill entails a distribution of one right for each outstanding share of Moorco common stock. Each right entitles the holder to buy one one-hundredth (1/100th) of a share of a new series of junior participating preferred stock at an exercise price of $65 per share. Each one one-hundredth of a share of junior participating preferred stock is essentially the economic equivalent of one share of Moorco common stock. The rights attach to and trade with Moorco common stock and are not exercisable until a person or group acquires 15% of Moorco's common stock or commences a tender offer that would result in ownership of 15% of Moorco's common stock.

                 17. Under the Poison Pill, if any person becomes a 15% stockholder of Moorco, the rights not held by the 15% stockholder "flip in" and become rights to buy shares of Moorco common stock at a 50% discount. After a "flip in" event and prior to a person's becoming the beneficial owner of 50% or more of the Company's common stock, the Board of Directors may, in lieu of allowing the rights to be exercised, issue one share of common stock in exchange for all or any pro rata portion of the rights. In the event Moorco is merged and its common stock





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is exchanged or converted, the new rights, "flip over" and require that provision be made so as to entitle the holders to buy shares of the acquiring person's common stock at a 50% discount.

                 18. In actuality, the Poison Pill's primary purpose is to enable management to entrench themselves in their lucrative positions with the Company by preventing a hostile takeover of the Company or by forcing a potential acquirer to give management hefty "golden parachutes." As a consequence of implementing the poison pill, the defendants are bound to a heightened duty to consider whether any acquisition offer is in the best interest of Moorco's shareholders, and to negotiate in good faith with the potential acquirer in order to maximize shareholder value.

                 19. An attractive offer to acquire Moorco and maximize shareholder value did, in fact, materialize on April 4, 1995, when FMC Corporation ("FMC"), a leading producer of chemicals and machinery for industry, government and agriculture, announced that it had offered to buy Moorco in an all-cash transaction valued at $20.00 a share, or approximately $223 million (the "FMC Offer"). The FMC Offer represented a 45% premium over the $13.75 closing price of Moorco's common stock on Friday, March 31, 1995, and a multiple of 21.5 times Moorco's latest twelve months' net income. Furthermore, in a





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letter to defendant Tiner, dated April 4, 1995, FMC stated that it will consider offering a higher price, if Moorco can demonstrate "additional value."

                 20. The market showed great enthusiasm for the disclosure on April 4, 1995 of the FMC Offer. The market price of common shares of Moorco immediately rose $7.75, increasing from $13.75 to $21.375 in the course of trading on that day.

                 21. On April 5, 1995, Moorco issued a press release announcing that its Board of Directors would evaluate the proposal from FMC and had retained Salomon Brothers Inc. as its financial advisor to assist with the evaluation. Despite the opportunity represented by the FMC Offer and despite FMC's willingness to negotiate, the first meeting between FMC and Moorco did not occur until nearly two weeks later, on April 18, 1995. This meeting was attended by high level executives from both FMC and Moorco, including defendant Tiner.

                 22. At the meeting on April 18, 1995, FMC provided Moorco with additional information regarding FMC and the FMC Offer and repeated FMC's willingness to enter into negotiations regarding the FMC Offer. At this meeting, FMC referred to the common interests of both companies, as evidenced by FMC's previously visiting a Moorco plant to explore a cooperative relationship with Moorco. However, Moorco declined to enter into any substantive negotiations and committed only that it would


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present the additional FMC information to a meeting of the Moorco Board of
Directors, which was yet unscheduled.

                 23. On May 1, 1995, FMC met again with Moorco. The meeting was requested by defendant Tiner to report the Moorco Board of Directors' response to the FMC Offer. Moorco proffered to FMC a proposed "confidential/standstill agreement," which Moorco demanded FMC execute before Moorco would consider either engaging in negotiations with FMC or providing FMC certain confidential information. The standstill agreement contained unreasonable and overly restrictive provisions which, inter alia, precluded FMC or others with which FMC might associate from:

                 a. seeking, offering, proposing or requesting permission to acquire any asset of Moorco or any security issued by Moorco for one year;

                 b. seeking representation on Moorco's board of directors or soliciting any proxy or consent with respect to any securities of Moorco for one year;

                 c. entering into any discussion to do any of the foregoing for one year;

                 d. disclosing at any time before or after expiration of one year to Moorco stockholders any information about Moorco received by FMC even if disclosure of such





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         information would be required to inform Moorco's stockholders fully regarding a tender offer or other transaction proposed by FMC; and

                 e. initiating for one year any contact with any officer, director or employee of Moorco regarding Moorco's operation, assets, prospects or finances. The standstill agreement also required FMC, for one year, to inform Moorco promptly of any approach by any third party concerning FMC's or such third party's participating in any transaction involving the assets of Moorco or securities issued by Moorco.

                 24. The standstill agreement demanded by Moorco as a pre-condition to negotiations and the production of non-public information is overbroad, unreasonable, and designed to prevent, rather than encourage, offers for Moorco. It is particularly unreasonable in light of the protection already offered by the Poison Pill which, as discussed above, would prevent any takeover of Moorco not approved by the Company's Board of Directors.

                 25. On the evening of May 1, 1995 and subsequently, FMC's representatives communicated FMC's willingness to enter into some form of confidentiality agreement, including an agreement with a reasonable thirty-day "standstill" period. In





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response, Moorco claimed that a one-year standstill was "carefully chosen" for several reasons, including the possibility of a reduction in the capital gains tax and possible favorable developments in certain litigation. Moorco's representatives also asserted that Moorco had the right to exclude FMC from participating in any sale process and thus keep Moorco's shareholders from being able to accept any FMC proposal because FMC purportedly had obtained confidential information about Moorco "improperly" during certain visits by FMC personnel to Moorco plants.

                 26. Moorco's representatives also threatened that, if Moorco instituted a "process" leading to the potential sale of Moorco or some other extraordinary transaction, FMC would be excluded from any such "process" as an outsider," unless FMC capitulated to the demanded standstill agreement.

                 27.  In subsequent discussions on May 2 and May 3, 1995,
FMC's representatives suggested to Moorco's representatives the possibility of FMC agreeing to a 45-day standstill and repeated the desire of FMC to negotiate with Moorco. Moorco's representatives nevertheless repeated the demand for a one-year standstill period and, although suggesting several modifications to the proposed agreement, failed to agree that Moorco's stockholders should have a reasonable opportunity to accept an offer by FMC. Moorco's representatives reiterated





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the threat to exclude FMC from any process for the sale of Moorco.

                 28. On May 5, 1995, as a result of Moorco's continued failure to negotiate with FMC for a sale of the Company, FMC announced that it had commenced a tender offer for all Moorco Shares at $20 per share in cash. The tender offer will expire at 12:00 Midnight, on June 2, 1995 and is conditioned on, among other things, Moorco's redemption of the Poison Pill. As a result of the tender offer announcement, Moorco's shares rose $7/8 to close at $22 5/8, on unusually high volume.

                 22. Commenting on the tender offer, FMC Chairman and CEO Robert N. Burt stated:

         More than a month has passed since we made our original proposal to
         Moorco in our letter of April 3 . . . .  We have had neither constructive dialogue nor substantive negotiations since Moorco's announcement that its board of directors would evaluate the proposal. Moorco's stockholders should be given the opportunity to decide for themselves whether to accept our proposal.


                 22. Mr. Burt also sent a letter to defendant Tiner and the Moorco Board expressing FMC's disappointment in Moorco's failure to negotiate in good faith:

         We are extremely disappointed to have learned that your board has responded [to the FMC Offer] with an unreasonable set of conditions and threats regarding such discussions. Specifically, your characterization of our cash offer of $20 per share as grossly


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         inadequate is inconsistent with traditional and reasonable valuation measures and not at all justified. Your insistence upon our agreeing to a one-year standstill is inconsistent with the objective of delivering to your stockholders a full and fair value in a timely fashion. Finally your threat of excluding FMC from a process leading to the sale of the company, should one be initiated by Moorco, is contrary to the best interests of your stockholders . . . .

                 In light of all this, we have reluctantly concluded that our only alternative is to pursue this transaction by going directly to
         Moorco's stockholders with our offer . . . .

                 We would still prefer to have a constructive dialogue and negotiate an agreement. Although we have commenced a tender offer, we remain interested in entering negotiations with you to reach an agreement that could be approved by your board of directors. That course would truly be in the best interests of your stockholders.


                     CAUSE OF ACTION AGAINST ALL DEFENDANTS


                 30. As described above, Moorco's management has shown a pattern of entrenchment and failure to consider in good-faith FMC's Offer. Accordingly, there is a substantial likelihood that, in the absence of this Court's intervention, the defendants will continue this pattern and refuse to consider in good faith FMC's tender offer and other acquisition offers that may arise. By virtue of these acts and conduct, the defendants are carrying out a preconceived plan to prevent the sale of the Company to any party, including FMC, in violation of their fiduciary duties and to the detriment of Moorco's public shareholders. As a result, the public stockholders of


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Moorco will be wrongfully deprived of their ability to avail themselves of the substantial premium included in FMC's tender offer, and other acquisition offers which may materialize, thereby depriving them of their right to maximize the value of their shares.

                 31. The primary objective of defendants' plan to thwart acquisition offers for the Company is to entrench themselves in managerial and directorial positions to the detriment of Moorco's shareholders. Indeed, by their actions, defendants have acted in a manner to prevent the shareholders of Moorco from availing themselves of offers for their stock which are substantially higher than its current market price.

                 32. Defendants have committed further breaches of their fiduciary duty to the public stockholders of Moorco, by (i) failing to undertake an adequate evaluation of Moorco's worth as a potential merger or acquisition candidate; (ii) failing to give adequate consideration to the offer for Moorco submitted by FMC; (iii) imposing extreme and unreasonable measures on FMC to prevent the sale of the Company; and/or (iv) failing to act so that the interests of the public stockholders of Moorco are protected.

                 33. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and will not only prevent Moorco's


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shareholders from selling their shares to FMC for a fair and adequate price, but also will prevent other parties from making premium offers to acquire Moorco, all to the irreparable harm of the Class.

                 34. Plaintiff and the other members of the Class have no adequate remedy at law.

                 WHEREFORE, plaintiff demands judgment and relief in his favor and in favor of the Class and against defendants, as follows:

                 A. Declaring that this action be certified as a proper class action and certifying plaintiff as Class representative;

                 B. Declaring that defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class;

                 C. Ordering that defendants take appropriate measures to assure that the FMC tender offer and any other offers for the acquisition of Moorco or any of its divisions is considered and evaluated by Moorco management adequately and in good faith in order to maximize shareholder value;

                 D. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court;





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                 E.   Awarding the costs and disbursements of this action;

                 F.   Awarding plaintiff's counsel fees; and

                 G. Awarding such other and further relief which the Court may deem just and proper.

DATED:  May 8, 1995


                                  ROSENTHAL, MONHAIT, GROSS
                                    & GODDESS, P.A.


                                  By: /s/
                                     -----------------------------
                                  First Federal Plaza, Suite 214
                                  P.O. Box 1070
                                  Wilmington, DE  19899-1070
                                  (302) 656-4433
                                  Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Vincent R. Cappucci
Henry A. Diamond
1285 Avenue of the Americas
New York, New York  10019
(212) 554-1400





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